Exhibit 99.2

TILL CAPITAL LTD.

Annual General and Special Meeting
to be held on October 15, 2015

Notice of Annual General and Special Meeting
and
Management Information Circular

Date of Management Information Circular: As of September 1, 2015
Record Date: September 1, 2015

TILL CAPITAL LTD.
CONTINENTAL BUILDING
25 Church Street
Hamilton HM12
Bermuda

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the "Meeting") of the shareholders of Till Capital Ltd. ("Till") will be held in the Copperleaf Room, on the second floor of the Aria Convention Center, 3730 South Las Vegas Boulevard, Las Vegas, NV 89109 on Thursday, October 15, 2015, at 2:00 p.m. (Pacific time). At the Meeting, the shareholders will receive the audited financial statements of Till for the year ended February 28, 2014 and the ten-month transition period ended December 31, 2014, together with the auditor's reports thereon, and consider, and if deemed fit, approve resolutions to:

1.	Fix the number of directors at no less than five (5).
2.	Elect directors for the ensuing year.
3.	Approve the Majority Voting Policy.
4.	Re-appoint KPMG Audit Limited, Chartered Accountants, as auditor of Till for the ensuing year.
5.	Approve Till's stock option plan, as required annually by the policies of the TSX Venture Exchange.
6.	Approve two amendments to the Bye-laws.
7.	Transact such other business as may properly be put before the Meeting.

All Till shareholders are entitled to attend and vote at the Meeting in person or by proxy. Till’s Board of Directors (the "Board") requests that all shareholders who will not be attending the Meeting in person read, date, and sign the accompanying form of proxy and deliver it to Till's registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"), by fax within North America at 1-866-249-7775 or outside North America at 1-416-263-9524 or by mail to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, no later than 2:00 p.m. (Pacific time) on Tuesday, October 13, 2015 (or no later than 48 hours, excluding Saturdays, Sundays, and holidays, before any adjournment or postponement of the Meeting). Alternatively, you may submit your vote via the internet at www.investorvote.com, or by telephone at 1-866-734-8683 (toll free in North America). Please do this as soon as possible. Voting by proxy will not prevent you from voting in person if you attend the Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend. Only shareholders of record at the close of business on Thursday, September 1, 2015, will be entitled to vote at the Meeting.

A management information circular dated September 1, 2015 and a form of proxy accompany this notice.

2

DATED at Hayden, Idaho, as of the 1st day of September 2015.

ON BEHALF OF THE BOARD

Alan S. Danson
Non-Executive Chairman

TABLE OF CONTENTS

DEFINITIONS	i

SOLICITATION OF PROXIES	1

APPOINTMENT AND REVOCATION OF PROXY	1
Provisions Relating to Voting of Proxies	1
Advice to Beneficial Shareholders	2

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	3

PARTICULARS OF MATTERS TO BE ACTED ON	3

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON	4

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	4

ELECTION OF DIRECTORS	5
Board of Director Nominees	5
Relevant Education and Experience	7
Corporate Cease Trade Orders or Bankruptcies	9
Individual Bankruptcies	10
Penalties or Sanctions	10

MAJORITY VOTING POLICY	10

CORPORATE GOVERNANCE DISCLOSURE	11
Board of Directors	11
Assessments	12
Directorships	12
Orientation and Continuing Education	12
Ethical Business Conduct	13
Nomination of Directors	13
Composition of the Corporate Governance & Nominating Committee	13

COMPENSATION DISCUSSION AND ANALYSIS	13
Compensation Discussion and Analysis	13
Philosophy and Objectives	14
Elements of the Compensation Program	14

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	15

DIRECTOR COMPENSATION	15
Director Compensation Table	15
Narrative Discussion	16

INCENTIVE PLAN AWARDS	17

2

Outstanding Share-Based Awards and Option-Based Awards	17
Incentive Plan Awards – Value Vested or Earned	18

EXECUTIVE COMPENSATION	19
Named Executive Officers	19

EXECUTIVE SUMMARY COMPENSATION TABLE	19
Summary Compensation Table	20
Narrative Discussion	22

TERMINATION AND CHANGE OF CONTROL BENEFITS	22

MANAGEMENT CONTRACTS	23

INCENTIVE PLAN AWARDS	23
Outstanding Share-Based Awards and Option-Based Awards	23
Incentive Plan Awards – Value Vested or Earned	25

AUDIT COMMITTEE	25
Audit Committee Charter	25
Composition of the Audit Committee and Independence	25
Relevant Education and Experience	25
Audit Committee Oversight	26
Reliance on Certain Exemptions	26

APPOINTMENT OF AUDITOR	26
Auditor	26
Financial Statements	26
Pre-Approval Policies and Procedures	26
Audit Fees	26
Exemption in Section 6.1 of NI 52-110	27

STOCK OPTION PLAN	27

EQUITY COMPENSATION PLAN INFORMATION	29

PENSION BENEFITS	30

PERQUISITES AND OTHER PERSONAL BENEFITS	30

AMENDMENTS TO THE BYE-LAWS	31

ADDITIONAL INFORMATION	31

BOARD APPROVAL	31

EXHIBIT "A" - AUDIT COMMITTEE CHARTER	1

i

DEFINITIONS

In this Circular, the following words and expressions will, where not inconsistent with the context, have the following respective meanings:

"AMB"	Americas Bullion Royalty Corp.

“Arrangement”	The statutory plan of arrangement pursuant to Section 288 of the Business Corporations Act (British Columbia) completed by AMB on April 17, 2014 pursuant to which Till acquired all of the issued and outstanding shares, options, and warrants of AMB.

"Audit Committee"	The audit committee of the Board.

"Beneficial Shareholders"	Shareholders whose Shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the Shares on their behalf, or in the name of a clearing agency, such as The Canadian Depository for Securities Limited or the Depository Trust & Clearing Corporation, in which the intermediary is a participant.

"Board" or “Board of Directors”	The board of directors of Till as currently constituted.

"Broadridge"	Broadridge Financial Solutions Inc.

“Bye-laws”	The bye-laws of Till adopted on April 17, 2014.

"CEO"	Chief Executive Officer.

"CFO"	Chief Financial Officer.

"CIO"	Chief Investment Officer.

"Circular"	This management information circular.

"Code"	Corporate Conduct and Code of Ethics Policy.

“Companies Act”	The Bermuda Companies Act of 1981, as amended.

"Compensation Committee"	The compensation committee of the Board.

"Computershare"	Computershare Investor Services Inc., Till’s transfer agent.

"Corporate Governance & Nominating Committee"	The corporate governance & nominating committee of the Board.

"Executives"	Collectively, William A. Lupien, Timothy P. Leybold, and Michael Maslowski.

"KPMG"	KPMG Audit Limited, Chartered Accountants.

ii

“Majority Voting Policy”	Majority voting policy of Till, adopted by the Board on July 24, 2015.

"Meeting"	The annual general and special meeting of the shareholders of Till to be held on October 15, 2015.

"MSH"	Multi-Strat Holding Ltd.

"Nasdaq"	Nasdaq Stock Exchange.

"NEOs"	Named Executive Officers on February 28, 2014 and December 31, 2014.

"NI 52-110"	National Instrument 52-110 - Audit Committees of the Canadian Securities Administration.

"NI 54-101"	National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administration.

"NOBO"	Non-Objecting Beneficial Owner.

"Notice of Meeting"	The Notice of the Meeting accompanying this Circular.

"NP 58-201"	National Policy 58-201 - Corporate Governance Guidelines of the Canadian Securities Administration.

"OBO"	Objecting Beneficial Owner.

"Proxy"	The form of proxy accompanying this Circular.

"PwC"	PricewaterhouseCoopers LLP, Chartered Accountants.

“RRL”	Resource Re Ltd.

"Shares"	The issued restricted voting shares of Till with a par value US$0.001 per share.

"Stock Option Plan"	Stock option plan dated April 17, 2014.

"Till"	Till Capital Ltd.

"TSX-V"	TSX Venture Exchange.

"VIF"	Voting Instruction Form.

TILL CAPITAL LTD.
CONTINENTAL BUILDING
25 Church Street
Hamilton HM12
Bermuda

MANAGEMENT INFORMATION CIRCULAR

(as at September 1, 2015)

SOLICITATION OF PROXIES

This Circular is provided in connection with the solicitation of proxies by the management of Till. The Proxy that accompanies this Circular is for use at the Meeting to be held on Thursday, October 15, 2015, at the time and place and for the purposes set out in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers, and other employees of Till at nominal cost. Till will bear all costs of this solicitation.

All references to "$" in this Circular are to Canadian dollars, unless stated otherwise.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the Proxy are directors and/or officers of Till. A registered shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person's name in the blank space provided. The completed Proxy should be delivered to Computershare by 2:00 p.m. (Pacific time) on Monday, October 13, 2015, or no later than 48 hours (excluding Saturdays, Sundays, and holidays) before any adjournment or postponement of the Meeting.

The Proxy may be revoked by:

1.	Signing a Proxy with a later date and delivering it at the time and place noted above;

2.

Signing and dating a written notice of revocation and delivering it to Computershare, or by transmitting a revocation by telephonic or electronic means, to Computershare, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, or delivering a written notice of revocation and delivering it to the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof; or

3.	Attending the Meeting or any adjournment or postponement thereof and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The Shares represented by the Proxy will be voted or withheld from voting by the designated Proxy holder in accordance with the direction of the registered shareholder appointing him or her. If there is no direction by the registered shareholder, those Shares will be voted in favor of all proposals set forth in the Proxy, including the election of directors and the appointment of the auditors as set forth in this Circular. The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to the matters identified in the Notice of Meeting, or any other matters that may properly come before the Meeting. At the time of posting of this Circular, the management of Till knows of no other matters that may come before the Meeting other than those referred to in the Notice of Meeting.

Advice to Beneficial Shareholders

The information set forth in this section of the Circular is of significant importance to many shareholders, as a substantial number of shareholders are Beneficial Shareholders since they do not hold Shares in their own name. Beneficial Shareholders should note that only Proxies deposited by shareholders who appear on the records maintained by Computershare, Till's registrar and transfer agent, as registered holders of Shares will be recognized and acted on at the Meeting. If Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then those Shares will, in all likelihood, not be registered in the shareholder's name. Such Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such Shares are registered under the name of Cede & Co. (the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms). Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Shares for their broker's clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients that should be carefully followed by Beneficial Shareholders to ensure that their Shares are voted at the Meeting. The form of instrument of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Proxy provided directly to registered shareholders by Till. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge in Canada. Broadridge typically prepares a machine-readable VIF, as defined above, mails those forms to Beneficial Shareholders, and asks Beneficial Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote Shares directly at the Meeting. The VIFs must be returned to Broadridge (or instructions respecting the voting of Shares must otherwise be communicated to Broadridge) well in advance of the Meeting to have the Shares voted. If you have any questions respecting the voting of Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as the proxyholder for the registered shareholder and vote the Shares in that capacity. A Beneficial Shareholder who wishes to attend the Meeting and to vote his/her Shares as proxyholder for the registered shareholder, should enter his/her own name in the blank space on the VIF or such other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as the proxyholder and return the same to his/her broker (or the broker's agent) in accordance with the instructions provided by such broker.

Unless specifically stated otherwise, all references to shareholders in the Notice of Meeting, Circular, and the accompanying Proxy are to registered shareholders of Till as set forth on the list of registered shareholders of Till as maintained by Computershare, the registrar and transfer agent of Till.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of the date of this Circular, Till's authorized capital consists of 12,000,000 shares divided into Restricted Voting Shares and preference shares with a par value of US$0.001, of which 3,569,184 Restricted Voting Shares are issued and outstanding, and no preference shares of Till are issued and outstanding. No person, or combination of persons through certain attribution rules, will be able to exercise voting rights for more than 9.9% of the voting rights attaching to the total issued and outstanding Restricted Voting Shares. However, if and for so long as any one person (within the meaning of the United States International Revenue Code of 1986, as amended) owns in excess of 50% of the Restricted Voting Shares, then the restrictions on voting power will cease to apply. To the knowledge of the directors and executive officers of Till, as of the date of this Circular, no person beneficially owns, directly or indirectly, or exercises control or direction of 10% or more of the issued and outstanding Shares.

Shareholders of record as at September 1, 2015 are entitled to attend and vote at the Meeting. Each Restricted Voting Share will entitle the holder thereof to one vote on the resolutions being voted at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED ON

1.	Fix the number of directors at no less than five (5).

2.	Elect directors for the ensuing year.

3.	Approve the Majority Voting Policy.

4.	Re-appoint KPMG Audit Limited, Chartered Accountants, as auditor of Till for the ensuing year.

5.	Approve Till's stock option plan, as required annually by the policies of the TSX Venture Exchange.

6.	Approve two amendments to the Bye-laws.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON

No director or executive officer of Till or any proposed nominee for election as a director of Till, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, during the ten-month period ended December 31, 2014, in matters to be acted on at the Meeting, other than the election of directors and the approval of the Stock Option Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or executive officers of Till or any of its wholly-owned subsidiaries at any time during the ten-month period ended December 31, 2014, the proposed nominees for election to the Board, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction of (or a combination of both) 10% or more of the issued and outstanding Shares of Till, nor the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction that has materially affected or would materially affect Till, except as follows:

  Till entered into an agreement with MSH, a company of which Mr. Joseph K. Taussig is a director, whereby, on January 31, 2014, MSH received 5,500 warrants with an exercise price of US$10.00 per warrant and an expiration date of December 31, 2023. Those warrants were cancelled by mutual agreement between the parties and reissued on April 17, 2014 as 5,500 warrants to purchase Shares with an exercise price of US$8.60 per Share and an expiration date of December 31, 2018. Till also issued to MSH 171,000 warrants to purchase Shares exercisable at Cdn$9.50 per Share and an expiration date of December 31, 2019. To the extent that Till invests additional capital in RRL, an exempted limited company registered in Bermuda and licensed as a class 3A insurance company under the Bermuda Insurance Act 1978 as amended and a wholly-owned subsidiary of Till, up to a maximum of approximately US$66 million before September 30, 2016, Till may be obligated to issue up to an additional 340,000 warrants to purchase approximately 340,000 Shares. If purchased, those warrants will be exercisable at Cdn$9.50 per Share and will expire five years after issuance.

  Till entered into an agreement, dated July 9, 2015, with Taussig Capital Ltd. (“Taussig”), a company of which Mr. Joseph K. Taussig is a director and chairman, pursuant to which Taussig was appointed as a non-exclusive advisor to Till in connection with the capital raising and execution of a financing transaction to raise new equity. Any such financing transaction will be in an amount equal to or exceeding Till’s book value per Share and Taussig will raise US$50 million to US$150 million net to Till. In the event that Till closes a financing transaction during the term of the agreement or during the tail period thereof with a prospect, Till will pay Taussig a cash fee equal to six percent (6%) of the transaction value, subject to a maximum fee of US$3.0 million. Additionally, subject to compliance with all applicable laws, regulations, and stock exchange requirements, Till will issue to Taussig warrants to purchase Shares equal to 5% of the financing transaction during the term or during the tail period with a Taussig prospect (a) priced at a value per Share at which the Shares in the financing transaction are issued (or securities convertible into Shares) and (b) exercisable for a period of ten years from the date of issuance or five years if a ten-year expiry period is not permitted by the applicable regulators or stock exchange prior to the end of 2017. Taussig and MSH have agreed that any warrants issued under this agreement will supersede and replace future warrants earned or to be earned by MSH pursuant to the warrant arrangement between Till and MSH referred to in the preceding bullet.

ELECTION OF DIRECTORS

The directors of Till are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed. The Board of Directors of Till proposes to nominate the persons listed below for election as directors of Till to serve until their successors are elected or appointed. In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by management will be voted for the nominees listed in this Circular. The Board of Directors does not contemplate that any of the nominees will be unable to serve as a director.

Board of Director Nominees

The following table sets out the names of Board of Directors' nominees for election as directors, the offices they currently hold within Till, their occupations, the length of time they have served as directors of Till, and the number of Shares that each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular.

Name, province or state and country of residence and position, if any, held in Till	Principal occupation during the past five years	Served as director of Till, or predecessor company thereof, since	Number of Shares beneficially owned, directly or indirectly, or controlled or directed at present(1)
Alan S. Danson, (2) (3) (4) (7) Director and Non-Executive Chairman Colorado, USA	Private investor and serves as a volunteer on several non-profit boards.	August 20, 2015	224,090
William A. Lupien, (5) (6) Director, Interim CEO, and CIO Idaho, USA	Interim CEO of Till since September 1, 2015; CIO of Till since April 17, 2014; Investment Manager of Kudu Partners LP from 2005 until 2014.	June 15, 2015	69,015(6)
Wayne Kauth, (2) (3) (4) Director Illinois, USA	Consultant on insurance matters and a director of Kemper Corporation from 2002 until August 2015.	December 13, 2013	133,479
Roger M. Loeb, (2) (3) (4) (8) Director Colorado, USA	Consultant and Business Owner of MarTech Group, Inc. since January 1984.	August 13, 2015	53,366
John T. (Terry) Rickard, (9) (10) Director and Director of Quantitative Research Colorado, USA	Director of Quantitative Research of Till since April 2014; consultant, board member and executive of multiple private corporations.	July 31, 2015	271,666(10)

Notes:

(1)	The information as to Shares beneficially owned or controlled has been provided by the nominees themselves.

(2)	A member of the Audit Committee.

(3)	A member of the Compensation Committee.

(4)	A member of the Corporate Governance & Nominating Committee.

(5)	William A. Lupien is the Interim CEO of Till and the CIO of Till Management Company, a wholly-owned subsidiary of Till.

(6)	William A. Lupien holds 25,815 Shares directly. The remaining Shares are held indirectly by the Grant Davis Lupien Trust at 21,600 Shares, and the Troy James Lupien Trust at 21,600 Shares.

(7)	Alan S. Danson was appointed as a Director of Till August 20, 2015. Mr. Danson was appointed Non- Executive Chairman on September 2, 2015

(8)	Roger M. Loeb was appointed as a Director of Till August 13, 2015.

(9)	John T. (Terry) Rickard is the Director of Quantitative Research of Till Management Company, a subsidiary of Till.

(10)

John T. (Terry) Rickard holds 196,911 Shares directly. The remaining Shares are held indirectly by the Jessica Lynn Mullins Family Trust at 25,256 Shares, the John Tyler Rickard Family Trust at 24,043 Shares, and the Marissa Lois Mullins Family Trust at 25,456 Shares.

No Director is being elected under any arrangement or understanding between the proposed Director and any other person or company.

Relevant Education and Experience

Each of the individuals selected by the Board of Directors to serve as a Nominee for election to the Board of Directors at the Meeting meets the standards for board members previously adopted by the Board of Directors. The Corporate Governance & Nominating Committee and the Board of Directors believe that each Nominee has:

  Significant business experience, skills, qualifications, and demonstrated business achievements.

  Ethical principles and commitment to serve in the best interest of Till and its shareholders.

  Individually, and collectively, the ability to perform their respective duties and discharge the responsibilities of a Director with competence, professionalism, and expertise.

The relevant education and experience of each nominee to the Board of Directors is described below:

William A. Lupien - Mr. Lupien is currently serving as the Interim CEO, a Director of Till, and CIO of Till Management Company, a wholly-owned subsidiary of Till. Mr. Lupien has been an innovator in the public financial markets for over 50 years. His career began at the California-based brokerage firm of Mitchum, Jones, & Templeton, Inc., a member of the New York Stock Exchange, in 1965, where he ultimately became President (1974-1980), and served as Chairman and Chief Executive Officer in 1988-1995. From 1980 to 1985, Mr. Lupien was also a general partner in Trading Company of the West (“TCW”). In 1983, as CEO and Chairman of Instinet Corporation, he successfully expanded the market reach of the world’s first electronic stock trading system. As Chairman and CEO of OptiMark Technologies Inc., he co-invented OptiMark’s patented trading system, designed for stock markets around the world. From 2005 to 2014, Mr. Lupien served as the investment manager of Kudu Partners LP. Mr. Lupien previously served on the Securities and Exchange Commission’s Advisory Committee dedicated to the development of a national market system and also served as a Governor of the Pacific Stock Exchange. He has also served as Chairman of Instinet (1983-1989), Mitchum, Jones, & Templeton (1989-1996), and OptiMark US Equities Inc. (1996-2001). Mr. Lupien’s board experience also includes serving as a Director of Energy Metals Corp., Gold One International Ltd., Midway Gold Corp., National Health Enterprises, Uranium One Inc., and Silver Predator, a controlled subsidiary of Till. He is the co-author, with David Nassar, of the book Market Evaluation and Analysis for Swing Trading, and is a co-author of several papers on trading technology and early-stage company evaluation. Mr. Lupien is also a co-inventor on multiple patents related to electronic securities trading. He is a graduate of San Diego State University.

Alan S. Danson - Mr. Danson is currently a private investor and volunteer board member of several non-profit organizations. During his career, he worked as an attorney in a Wall Street law firm, an investment banker on Wall Street, an investment manager and investment banker in Mexico City, a partner in a venture capital firm in Denver, and an entrepreneurial manager in Colorado. He has served on boards of directors of private companies, public companies, and a regulated entity. Mr. Danson served, for 19 years, as an independent director of Founders Funds, a Denver-based family of actively managed equity mutual funds, becoming Chairman of the board in 2008. The fund family was acquired by Bank of New York Mellon and later was rolled into its Dreyfus family of funds. Between September 1995 and December 1999, Mr. Danson was an investor in and served as a board member of OptiMark Technologies, Inc., a developer of electronic markets. He held the title of Senior Vice President and was instrumental in crafting several offering circulars and raising the company’s initial rounds of investment capital. From 1986 to 1995, Mr. Danson served as a board member and, through 1989, as President, of Integrated Medical Systems, Inc., a start-up provider of health care information and marketing services. The company was sold to Eli Lilly & Co. in December 1995. Between 1983 and 1986, Mr. Danson was a general partner of The Centennial Funds, the largest venture capital management company in the Rocky Mountain region. He was active on both the fundraising and investment sides of the business. From 1972 to 1982, Mr. Danson lived and worked in Mexico, where he was a founding partner of a start-up brokerage and investment firm, Acciones y Valores de Mexico (“Accival”). He helped the firm capture and manage pension funds from Mexican subsidiaries of US companies, and he helped a variety of Mexican companies with their public offerings in Mexico. Accival was ultimately acquired by CitiGroup. Between 1966 and 1972, Mr. Danson worked as an investment banker on Wall Street, first for Bear, Stearns & Co. and subsequently for Wertheim & Co. He began his career as an attorney with the Wall Street law firm Winthrop Stimson Putnam & Roberts.

Wayne Kauth - Mr. Kauth is a consultant on various insurance matters and has, until recently, served on the board of Kemper Corporation, a NYSE listed property and casualty and life and health insurer with approximately $2.5 billion in annual premiums. He is also a director of Resource Re Ltd., a wholly-owned subsidiary of Till. Previously, he was a partner with Ernst & Young where he practiced for 34 years and was the National Director of E&Y's insurance practice in the U.S. He is currently an Accreditation Review Team Member for the National Association of Insurance Commissioners (“NAIC”) and has previously served on a variety of insurance industry committees and task forces for the American Institute of Certified Public Accountants, the Illinois Society of CPAs, and the NAIC. Mr. Kauth is a Certified Public Accountant, a Certified Property and Casualty Underwriter, a Certified Life Underwriter, and a Fellow in the Life Management Institute. He holds both a BA and MBA from the University of Wisconsin.

Roger M. Loeb - Mr. Loeb is President and CEO of The Mar Tech Group, Inc. Mr. Loeb is currently engaged by NeuStar, Inc. to guide the transition of the telephone Local Number

Portability. From 2008 to 2014, Mr. Loeb was engaged by the Deputy Chief Information Officer (“DCIO”) of the Department of the Army to assist with providing "reality check" and "best practices" oversight of various high-profile enterprise-scale information technology implementations. Prior thereto, from 2003 to 2008, Mr. Loeb was engaged exclusively by the Office of the Chief Technology Officer, IBM Federal System, to provide technology strategy counsel to senior executives of the United States Department of Defense. Prior to founding The MarTech Group, Mr. Loeb was employed for 17 years by A.C. Nielsen Co., Neodata Services Division, where he retired as Vice-President and Chief Information Officer. During his tenure at Neodata, his innovations were acknowledged to have completely transformed circulation management for the consumer publishing industry. Mr. Loeb has also been responsible for numerous acquisitions. Mr. Loeb has been a significant contributor to the creation or improvement of industry-leading technology-based service businesses in numerous industry domains, including insurance, venture capital start-ups, defensive cybersecurity, stock trading, credit decisioning and risk assessment, and stock trading. Mr. Loeb holds a B.S. degree in mathematics from the University of Wisconsin.

John T. (“Terry”) Rickard – Dr. Rickard has 44 years of experience in advanced technology and financial organizations, all of it in management, oversight, and technology development positions. He is a Director of Till and is the Director of Quantitative Research for Till Management Company, a wholly-owned subsidiary of Till, where he is responsible for designing computationally intelligent systems for automated trading and investment due diligence. He is also a director of Resource Re Ltd., a wholly-owned subsidiary of Till. He has been an executive and a director at several private companies and one public reporting company. His prior experience included serving as President of MJT, Inc., a brokerage firm, and as President and, later, Chief Scientific Officer of OptiMark Technologies, Inc., where he also served as a director. Dr. Rickard co-invented the OptiMark transaction matching system and was instrumental in the development of that company from a start-up enterprise to an operating entity on the Pacific Stock Exchange, the Nasdaq market, and the Osaka Securities Exchange, including the securing of over $350 million in investment capital from major investors in the United States and internationally. He has authored or co-authored over 70 refereed technical publications in engineering, electronic market structure, matching algorithms, and trading strategies, and has co-authored 11 issued patents. He has served as an expert witness in multiple intellectual property litigations involving financial markets. He received a Ph.D. degree in Engineering Physics from the University of California, San Diego, in 1975.

The Board of Directors recommends that you vote “FOR” fixing the number of Directors at no less than five (5) in Item 1 of the “Particulars of Matters to be Acted On.” The Board of Directors recommends that you vote “FOR” the election of all five nominees in Item 2 of the “Particulars of Matters to be Acted On.”

Corporate Cease Trade Orders or Bankruptcies

No director of Till is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including Till, that while that person was acting in that capacity:

  Was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days.

  Was subject to an event that resulted, after the director ceased to be a director or executive officer, in that company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

  Within a year of that person ceasing to act in that capacity, that company became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets.

Individual Bankruptcies

No Director of Till has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

None of the directors has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder making a decision about whether to vote for the proposed director.

MAJORITY VOTING POLICY

Under Canadian corporate and securities law, director elections are based on the plurality system, where shareholders vote “for” or “withhold” their votes for a director. Votes withheld are not counted, with the result that, technically, a director could be elected to the board with just one vote in favor. The Board believes that each of its members should have the confidence and support of the shareholders of Till. The Board has adopted the Majority Voting Policy. Each of the Board’s nominees for election to the Board at the Meeting has agreed, and all future nominees will be required to agree, to abide by the Majority Voting Policy. The Majority Voting Policy states that, if in an uncontested election a director nominee has more votes withheld than are voted in favor of him or her, the nominee will be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law. Such a nominee will be required forthwith to submit his or her resignation to the Board, effective upon acceptance by the Board. The Board will refer the resignation to the Corporate Governance & Nominating Committee for consideration and a recommendation. Except in special circumstances that would warrant the continued service of the director on the Board, the Corporate Governance & Nominating Committee will be expected to recommend that the Board accept the resignation. Within 90 days after the Meeting, the Board will make its decision and announce it in a press release.

Shareholders are being asked to approve of the Majority Voting Policy that was adopted by the Board on July 24, 2015.

The Board of Directors recommends that you vote “FOR” the Approval of the Majority Voting Policy in Item 3 of the “Particulars of Matters to be Acted On.”

CORPORATE GOVERNANCE DISCLOSURE

National Policy (“NP”) 58-201 - Disclosure of Corporate Governance Practices requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the guidelines adopted in NP 58-201. Those guidelines are not prescriptive, but have been used by Till in adopting its corporate governance practices. The Board and management of Till consider good corporate governance to be an integral part of the effective and efficient operation of publicly-listed corporations. Till's approach to corporate governance is set forth below.

Board of Directors

The Board of Directors is nominating no less than five (5) individuals to the Board, all of whom are current Directors of Till.

The guidelines in NP 58-201 suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as "independent" directors under NI 52-110, as defined above, that provides that a director is independent if he or she has no direct or indirect "material relationship" with Till. A "material relationship" is defined as a relationship that could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgement. Three of the current members of the Board, namely, Alan S. Danson, Wayne Kauth, and Roger M. Loeb, are considered "independent" within the meaning of NI 52-110. Two of the current members of the Board, namely, William A. Lupien, Interim Chief Executive Officer of Till and Chief Investment Officer of Till Management Company, a wholly-owned subsidiary of Till, and John T. (Terry) Rickard, Director of Quantitative Research of Till Management Company, a wholly-owned subsidiary of Till, are “not independent” because of their active roles within Till.

The Board has a stewardship responsibility to supervise the management of Till, oversee the conduct of the business of Till, provide leadership and direction to management, evaluate management, set policies appropriate for the business of Till, and approve corporate strategies and goals. The day-to-day management of the business and affairs of Till is delegated by the Board to the CEO. The Board gives direction and guidance through the CEO to management and keeps management informed of its evaluation of the senior officers in achieving and complying with goals and policies established by the Board.

The Board recommends nominees to the shareholders for election as directors, and following each annual general meeting appoints an Audit Committee and a chairperson, a Compensation Committee and a chairperson, and a Corporate Governance & Nominating Committee and a chairperson. The Board establishes and periodically reviews and updates the committee mandates, duties, and responsibilities of each committee, elects a chairperson of the Board, and establishes his or her duties and responsibilities, appoints the CEO and CFO of Till, and establishes the duties and responsibilities of those positions, and, in consideration of the recommendation of both the CEO and the CFO, approves the senior management structure of Till and appoints the senior officers of Till.

The Board exercises its independent supervision over management by (a) adopting policies and practices that require holding periodic meetings with the Board to obtain updates on significant corporate activities and plans, including material transactions that are subject to prior approval of the Board and (b) periodically evaluating the performance of management personnel. The Board meets not less than four times during each year and holds at least one meeting in each financial quarter.

The mandate of the Board, as prescribed by the Companies Act, is to manage and supervise management of the business and affairs of Till and to act with a view to the best interests of Till and Till’s shareholders. In doing so, the Board oversees the management of Till's affairs directly and through its committees.

Assessments

The Board annually reviews its own performance and effectiveness as well as the effectiveness and performance of its committees. Effectiveness is subjectively measured by assessing actual corporate results with stated objectives. The contributions of individual directors are also informally assessed by other Board members.

The Board also monitors the adequacy of information given to directors, communication between the Board and management, and the execution of Till’s strategic direction and processes by management. Formal and informal feedback is provided, at a minimum, to the CEO and CFO by the Board or a Board representative.

The Board believes that its corporate governance practices are appropriate and effective for Till, given its size and operations. Till's corporate governance practices allow Till to operate efficiently, with checks and balances that control and monitor management and corporate functions without excessive administration burden.

Directorships

William A. Lupien is the only Till Director who is also a director of another reporting issuer. Mr. Lupien is a director of Silver Predator Corp., a controlled publically-held subsidiary of Till.

Orientation and Continuing Education

The Board's practice is to recruit, as members of the Board, persons with extensive experience in the reinsurance and related or similar businesses and/or in public company matters. Prospective new board members are provided a reasonably detailed level of background information, both verbally and in written format, on Till's affairs and plans prior to obtaining their consent to act as a director.

The Board makes available training courses to the directors, as needed, to assist the Board in executing their duties, including compliance with regulatory, legislative, and business requirements.

Ethical Business Conduct

The Board encourages and promotes a culture of ethical business conduct through communication and supervision as part of its overall stewardship responsibility. The Board has adopted a Code, as defined above, to be followed by directors, officers, and employees of Till and its subsidiaries. The Code is also to be followed by Till's agents, representatives, and consultants. The purpose of the Code is to, among other things, promote honest and ethical conduct, and provide guidance on the avoidance of conflicts of interest, protection of confidential information, and compliance with the applicable laws, rules, and regulations.

Nomination of Directors

The Board identifies new candidates for board nomination by a formal process of discussion and consensus-building on the need for additional directors, the specific attributes being sought, likely prospects, and the timing for the addition of directors. That process involves the Chairman, the Corporate Governance & Nominating Committee, and the Board.

Composition of the Corporate Governance & Nominating Committee

Till’s current Corporate Governance & Nominating Committee consists of Alan S. Danson, Wayne Kauth, and Roger M. Loeb.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Discussion and Analysis

Till's compensation policies and programs are designed to be competitive with similar companies and to recognize and reward executive performance consistent with the success of Till's business. Those policies and programs are intended to attract and retain capable and experienced people while complying with regulatory requirements. The Compensation Committee's role and philosophy is to ensure that Till's compensation goals and objectives, as applied to the actual compensation paid to Till's CEO and other executive officers, are aligned with Till's overall business objectives and with shareholder interests.

In addition to industry comparables, the Compensation Committee considers a variety of factors when considering both compensation policies and programs and individual compensation levels. Those factors include the long-range interests of Till and its shareholders, the implications of the risks associated with Till's compensation policies and practices in light of the financial performance of Till, the overall financial and operating performance of Till, and the Compensation Committee's assessment of each executive's individual performance and contribution toward meeting corporate objectives.

One of the functions of the Compensation Committee is to assist the Board in fulfilling its responsibilities related to the compensation practices of Till’s executive officers. The

Compensation Committee reviews the compensation levels, and any related recommendations for change or adjustment, of Till’s executive officers, and regularly reports to the Board regarding same. The Compensation Committee also reviews the objectives of the stock option and other stock-based compensation plans, and recommends to the Board compensation packages that consist of salaries, bonus considerations, Till's Stock Option Plan, or option based compensation, and considers any other matters that, in the Compensation Committee's judgment, should be taken into account in reaching the recommendation to be made to the Board. The Board has adopted a charter for the Compensation Committee.

No compensation consultant or advisor was retained in the most recently completed financial period.

Although the Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of Till, the Compensation Committee provides assistance and recommendations to the Board with respect to compensation matters. The Compensation Committee recommends the type and amount of compensation for the NEOs, subject to consideration and adoption by the Board. The Board also reviews the compensation of Till's senior executives.

The current members of the Compensation Committee are Alan S. Danson, Wayne Kauth, and Roger M. Loeb.

Philosophy and Objectives

The compensation program for Till’s senior management is designed so that the level and form of compensation achieves certain objectives, including:

  Attracting and retaining talented, qualified, and effective executives.

  Motivating the short and long-term performance of those executives.

  Better aligning their interests with those of Till's shareholders.

In compensating its senior management, Till has employed a combination of base salary, bonuses, and equity participation through its Stock Option Plan.

Elements of the Compensation Program

The principal elements of compensation awarded to the NEOs are a cash salary and stock options. Till does not have a long-term incentive plan for its NEOs. The allocation between cash and noncash elements of Till's compensation program is determined at the discretion of the Board. Annually, the Compensation Committee annually reviews the total compensation package of each of Till's executives on an individual basis, against the backdrop of the compensation goals and objectives described herein, and makes recommendations to the Board concerning the individual components of the compensation awarded to the NEOs.

As a general rule, Till seeks to align its NEOs compensation with industry trends and companies that are similar in size and complexity.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of Till’s current or former directors, executive officers, or employees or the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to Till during the ten-month period ended December 31, 2014.

DIRECTOR COMPENSATION

The following table sets forth the compensation paid to directors in their capacity as directors or committee members of Till or Silver Predator Corp., a Till controlled subsidiary, during the year ended February 28, 2014 and the ten-month period ended December 31, 2014:

Director Compensation Table

Name(1) (2)	Fees earned ($)(3)	Option-based awards ($)(4)	Total ($)
David H. Atkins(12) (13)	Nil(5)	$18,787(5)	$18,787(5)
	Nil(6)	Nil(6)	Nil(6)
William B. Harris(10) (12)	$43,020(5)(7)	$17,089(5)	$60,109(5)
	$53,438(6)(8)	$6,090(6)	$59,528(6)
Wayne Kauth	$20,929(5)	$11,393(5)	$32,322(5)
	Nil(6)	$9,372(6)	$9,372(6)
Blair M. Shilleto(11) (12)	$25,441(5)	$17,089(5)	$42,530(5)
	$24,000(6)	$6,090(6)	$30,090(6)
Thomas Skimming(9) (10) (12)	$26,220(5)(9)	$17,089(5)	$43,309(5)
	$22,500(6)	$6,090(6)	$28,590(6)
Joseph K. Taussig(14)	Nil(5)	$14,241(5)	$14,241(5)
	Nil(6)	Nil(6)	Nil(6)

Notes:

(1)

William A. Lupien was appointed to the Board on June 15, 2015, John T. (Terry) was appointed the Board on July 31, 2015, Roger M. Loeb was appointed to the Board on August 13, 2015, and Alan S. Danson was appointed to the Board on August 20, 2015, respectively, and, accordingly, they have been omitted from this table.

(2)

William M. Sheriff was a member of management for the year ended February 28, 2014 and the ten-month period ended December 31, 2014, and did not receive compensation as a director of Till. Accordingly, the compensation details for Mr. Sheriff have been excluded from this table. All such information is included under the NEO table set forth under the heading "Summary Compensation Table". Mr. Sheriff resigned as CEO and a Director of Till on September 1, 2015, and his employment with Till will terminate on September 3, 2015.

(3)

The director fees are paid in US dollars. The amounts in the foregoing table have been converted into Canadian amounts using the exchange rate as of the close on the last business day of each referenced year/period end. At December 31, 2014 and February 28, 2014, that exchange rate was 1.1627 and 1.1133, respectively. Effective July 1, 2015, Till discontinued the practice of paying Directors fees.

(4)	The fair value of option-based awards is determined by the use of the Black-Scholes Option Pricing Model with the following assumptions:

Year/Period End	Expected
	Risk-free Interest Rate	Expected dividend yield	Expected volatility	Weighted average expected life of option
December 31, 2014	1.42%	N/A	47.30%	5.00 years
February 28, 2014	1.29%	N/A	75.80%	4.26 years

Till has chosen the Black-Scholes methodology to calculate the fair value of option-based awards as of the grant date. This methodology is widely used by US and Canadian public companies in estimating option-based compensation values.

(5)	On June 4, 2014, Till announced the change of its year end from February 28 to December 31. Information reported on this line is for the ten-month period ended December 31, 2014.

(6)	Information reported on this line is for the year ended February 28, 2014.

(7)

Of the fees paid to William B. Harris, $3,488 (US$3,000) was in payment for services as Chair of Till's Audit Committee, $11,627 (US$10,000) was in payment for his services as Chairperson of the Audit Committee of Till's controlled subsidiary, Silver Predator Corp., which fees were paid by Silver Predator Corp.

(8)

Of the fees paid to William B. Harris, $13,360 (US$12,000) was in payment for his services as Chairperson of the Audit Committee of Till's controlled subsidiary, Silver Predator Corp., which fees were paid by Silver Predator Corp.

(9)	Of the fees paid to Thomas Skimming, $1,751 (US$1,500) was in payment for services as Chairperson of Till's Compensation Committee.

(10)	William B. Harris and Thomas Skimming resigned effective August 17, 2015.

(11)	Blair M. Shilleto resigned effective August 3, 2015.

(12)	The options will expire 90 days from the resignation date.

(13)	David H. Atkins was appointed to the Board on October 2, 2014, and resigned on July 31, 2015.

(14)	Joseph K. Taussig resigned effective September 1, 2015.

Narrative Discussion

Directors are compensated through the grant of stock options and the payment of director fees. As at July 1, 2015, all director fees have been suspended until the Board chooses to reinstate the director fees. The director fees were paid on a quarterly basis. Independent directors received US$6,000 quarterly for services provided, except Blair M. Shilleto, who received US$7,500 quarterly. The Chairperson of the Audit Committee received an additional US$3,000 quarterly for services provided, and all other committee Chairpersons received an additional US$1,500 quarterly for services provided. The grant of stock options for directors is 5,000 options, except Blair M. Shilleto, who received 6,000 options. The committee Chairpersons receive an additional 1,000 options. The grants of options are considered on the director appointment and annually.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

Till does not have any share-based awards held by a director. The following table sets forth details of all option-based awards granted to directors of Till that are outstanding at the end of the ten-month transition period ended December 31, 2014.

Name(1)	Option-based Awards
	Number of securities underlying unexercised options(2)	Option exercise price ($)(2)	Option expiration date
David H. Atkins(5) (6)	5,000	$10.00	November 10, 2019
William B. Harris(4) (5)	650	$50.00	December 9, 2015
	750	$50.00	April 13, 2016
	1,000	$50.00	June 7, 2016
	500	$50.00	November 22, 2016
	600	$60.00	April 4, 2017
	600	$33.00	December 11, 2017
	1,000	$14.00	February 5, 2019
	6,000	$10.00	August 22, 2019
Wayne Kauth	2,000	$10.00	December 17, 2018
	4,000	$10.00	August 22, 2019

Name(1)	Option-based Awards
	Number of securities underlying unexercised options(2)	Option exercise price ($)(2)	Option expiration date
Blair M. Shilleto(3) (5)	1,500	$50.00	December 9, 2015
	1,000	$50.00	April 13, 2016
	1,250	$50.00	June 7, 2016
	1,250	$50.00	November 22, 2016
	1,000	$60.00	April 4, 2017
	500	$33.00	December 11, 2017
	1,000	$14.00	February 5, 2019
	6,000	$10.00	August 22, 2019
Thomas	650	$50.00	December 9, 2015
Skimming(4) (5)	750	$50.00	April 13, 2016
	1,000	$50.00	June 7, 2016
	500	$50.00	November 22, 2016
	600	$60.00	April 4, 2017
	500	$33.00	December 11, 2017
	1,000	$14.00	February 5, 2019
	6,000	$10.00	August 22, 2019
Joseph K.	5,000	$10.00	August 22, 2019
Taussig(5) (7)

Notes:

(1)

William A. Lupien was appointed to the Board on June 15, 2015, John T. (Terry) was appointed the Board on July 31, 2015, Roger M. Loeb was appointed to the Board on August 13, 2015, and Alan S. Danson was appointed to the Board on August 20, 2015, respectively, and, accordingly, they have been omitted from this table.

(2)

"In-the-Money Options" means the excess of the market value of the Shares on December 31, 2014 over the exercise price of the options. The closing market price for the Shares on the TSX-V on December 31, 2014 was $7.96. Accordingly, there was no implicit value in the unexercised options.

(3)	Blair M. Shilleto resigned effective August 3, 2015.

(4)	William B. Harris and Thomas Skimming resigned effective August 17, 2015.

(5)	The options will expire 90 days from the resignation date.

(6)	David H. Atkins was appointed to the Board on October 2, 2014, and resigned July 31, 2015.

(7)	Joseph K. Taussig resigned effective September 1, 2015.

Incentive Plan Awards – Value Vested or Earned

There was no value vested or earned by any director for the option-based awards during the ten-month period ended December 31, 2014.

EXECUTIVE COMPENSATION

Named Executive Officers

During the year ended February 28, 2014 and ten-month period ended December 31, 2014, Till had the following five NEOs.

Name(1)	Position with Till
William A. Lupien(2)	Interim CEO and CIO
Timothy P. Leybold	CFO
Michael Maslowski(3)	Director of Operations
Janet Lee-Sheriff(4)	Former Executive Vice President
William M. Sheriff(5)	Former CEO

Notes:

(1)

John T. (Terry) Rickard became an officer of Till Management Company, a wholly-owned subsidiary, on June 22, 2015 and, accordingly, he has been omitted from this table. Mr. Rickard was appointed as a director of Till as of July 31, 2015.

(2)

William A. Lupien is the Interim CEO (since September 1, 2015), a director of Till (since June 15, 2015), and the CIO of Till Management Company, a wholly-owned subsidiary of Till (since April 17, 2014). Mr. Lupien is also a director of Silver Predator Corp., a controlled subsidiary of Till (since August 26, 2015).

(3)

Michael Maslowski is the Director of Operations of Till and Golden Predator US Holding Corp., a wholly- owned subsidiaries of Till, and was the former Chief Operating Officer of AMB until April 17, 2014. Mr. Maslowski is also a director of Silver Predator Corp., a controlled subsidiary of Till.

(4)	Janet Lee-Sheriff was the Executive Vice President of Till Management Company, a wholly-owned subsidiary of Till, until July 31, 2015 when she resigned.

(5)	William M. Sheriff was the CEO of Till until September 1, 2015 when he resigned.

EXECUTIVE SUMMARY COMPENSATION TABLE

A summary of compensation paid or accrued to Till’s NEO’s during each of the three years ended February 28, 2014 and the ten-month period ended December 31, 2014 is as follows:

Summary Compensation Table

Name and principal position(1)	Year/Period	Salary ($)(2)	Option-based awards ($)(3)	Total compensation ($)
William A. Lupien,(7) Interim CEO, Director, and CIO	2014(4)	$147,451	$93,991	$241,442
	2014(5)	N/A	N/A	N/A
	2013(6)	N/A	N/A	N/A
	2012(6)	N/A	N/A	N/A
Timothy P. Leybold,(8) CFO	2014(4)	$224,401	$73,341	$297,742
	2014(5)	$190,124	$11,238	$201,362
	2013(6)	$66,946	$32,960	$99, 906
	2012(6)	N/A	N/A	N/A
Michael Maslowski,(9) Director of Operations	2014(4)	$188,939	$14,241	$203,180
	2014(5)	$222,173	$6,665	$228,838
	2013(6)	$200,012	$48,210	$248,222
	2012(6)	$158,175	$214,905	$373,080
William M. Sheriff,(10) Former Director and Former CEO	2014(4)	$192,427	$84,592	$277,019
	2014(5)	$265,967	$22,185	$288,152
	2013(6)	$248,441	$71,676	$320,117
	2012(6)	$242,508	$543,545	$786,053
Janet Lee-Sheriff,(11) Former Executive Vice President	2014(4)	$145,338	$17,089	$162,427
	2014(5)	$165,325	$12,253	$177,578
	2013(6)	$153,855	$29,660	$183,515
	2012(6)	$120,000	$116,342	$236,342

Notes:

(1)

John T. (Terry) Rickard became an officer of Till Management Company on June 22, 2015 and, accordingly, he has been omitted from this table. Mr. Rickard was appointed as a director of Till as of July 31, 2015.

(2)

The Executive salaries are paid in US dollars. The amounts in the foregoing Summary Compensation Table have been converted into Canadian dollars using the exchange rate as of the close on the last business day of each referenced period end as follows:

Year/Period End	Exchange Rate
December 31, 2014	1.1627
February 28, 2014	1.1133
February 28, 2013	1.0257
February 29, 2012	0.9895

(3)	The fair value of option-based awards is determined by the use of the Black-Scholes Option Pricing Model with the following assumptions:

Expected
Year/Period End	Risk-free Interest Rate	Expected dividend yield	Expected volatility	Weighted average expected life of option
December 31, 2014	1.42%	N/A	47.30%	5.00 years
February 28, 2014	1.29%	N/A	75.80%	4.26 years
February 28, 2013	1.34%	N/A	76.20%	4.71 years
February 29, 2012	1.78%	N/A	79.80%	4.29 years

Till has chosen the Black-Scholes methodology to calculate the fair value of option-based awards as of the grant date. That methodology is widely used by US and Canadian public companies in estimating option-based compensation values.

(4)	On June 4, 2014, Till announced the change of financial year end from February 28 to December 31. Information reported on this line is for the ten-month period ended December 31, 2014.

(5)	Information reported on this line is for the year ended February 28, 2014.

(6)	Information reported on these lines is with respect to services provided to AMB for the years ended February 28, 2013 and February 29, 2012.

(7)

William A. Lupien was appointed as the CIO for Till Management Company, a wholly-owned subsidiary of Till (as of April 17, 2014), a director of Till (as of June 15, 2015), and Interim CEO of Till (as of September 1, 2015).

(8)	Timothy P. Leybold was appointed as CFO of AMB on December 17, 2012.

(9)

Michael Maslowski acted as the Chief Operating Officer for AMB from December 1, 2011 to April 17, 2014. On April 17, 2014, he was appointed Director of Operations of Golden Predator US Holding Corp., a wholly-owned subsidiary of Till. Mr. Maslowski was recently appointed as a Director and Interim CEO of Silver Predator Corp.

(10)	William M. Sheriff resigned as CEO, Chairman, and a Director of Till on September 1, 2015.

(11)	Janet Lee-Sheriff was appointed as the Executive Vice President for Till Management Company, a wholly- owned subsidiary of Till, on April 8, 2014, and resigned on July 31, 2015.

Narrative Discussion

Till has the following two employment agreements with NEOs in effect that were continued pursuant to the Arrangement:

Timothy P. Leybold - Till entered into an employment agreement with Mr. Leybold, dated November 12, 2012, pursuant to which Mr. Leybold agreed to act as CFO of Till. Mr. Leybold's annual base salary was increased to US$195,000 effective April 1, 2013. Mr. Leybold is eligible for an annual bonus in cash or Shares at the direction of the Board which bonus is not to exceed 50% of his base salary. Mr. Leybold has agreed to devote substantially all of his time to the affairs of Till and not to engage in any business that is in direct competition with Till or that interferes with or prevents him from fulfilling his obligations to Till. The employment agreement automatically renews for additional one-year periods if Till does not provide Mr. Leybold with 180 days' notice of its intention not to renew.

Michael Maslowski – Till entered into an employment agreement with Mr. Maslowski, dated December 1, 2011, pursuant to which Mr. Maslowski agreed to act as Vice-President, Exploration of Till. Effective December 1, 2011, Mr. Maslowski was named Chief Operating Officer with an annual base salary of US$195,000. Effective April 17, 2014, Mr. Maslowski was named Director of Operations with a continued base salary of US$195,000. Mr. Maslowski is eligible for an annual bonus in cash or Shares at the direction of, and approval by, the Board, which bonus is not to exceed 50% of his base salary. Mr. Maslowski has agreed to devote not less than 90% of his time to the affairs of Till and not to engage in any business that is in direct competition with Till or that interferes with or prevents him from fulfilling his obligations to Till. The employment agreement automatically renews for additional one-year periods if Till does not provide Mr. Maslowski with 180 days' notice of its intention not to renew. On April 30, 2015, Till provided Mr. Maslowski with a notice of its intention not to renew the employment agreement.

Till also had two other employment agreements in effect during 2013 and 2014 that terminated in 2015, concurrent with their resignations, namely, those of William M. Sheriff and Janet Lee-Sheriff, who resigned on September 1, 2015 and July 31, 2015, respectively.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Till’s employment agreements with Timothy P. Leybold and Michal Maslowski contain change of control provisions. Pursuant to the employment agreements, if a “Triggering Event”, as defined in the employment agreements in respect of a change of control were to occur, each of the NEOs would be entitled to receive a lump sum payment determined by their annual base salary, annual bonus compensation, and the terms of their Employment Agreements. The NEOs will be entitled to exercise such stock options on the terms granted and, notwithstanding any term of the Stock Option Plan to the contrary, will remain exercisable for the original term granted and will not terminate due to the termination of the NEO's employment with Till. Any provisions of the Stock Option Plan that restrict the number of option Shares that may be purchased before a particular date will be waived.

Timothy P. Leybold is entitled to a lump sum payment equal to twelve months of his annual base salary and one-half of his maximum annual bonus compensation (paid in cash, less applicable payroll taxes) calculated from the date of termination of his employment, or, at any time following the first year of the term, an amount equal to the annual base salary plus one twelfth of the annual base salary for each full year of his service since commencement of the term, whichever is greater, and the immediate vesting of any stock options previously granted to him by Till.

Michael Maslowski is entitled to a lump sum payment equal to twelve months of his annual base salary and one-half of his maximum annual bonus compensation (paid in cash, less applicable payroll taxes) calculated from the date of termination of his employment, or, at any time following the first year of the term an amount equal to the annual base salary plus one twelfth of the annual base salary for each full year of his service since commencement of the term, whichever is greater.

The following table sets forth the estimated incremental payments and benefits due to the named executive officers upon a Triggering Event.

Name	Base salary US($)(1)	All other compensation US($)(1)	Total US($)(1)
Timothy P. Leybold	$195,000	$43,000(2)	$238,000
Michael Maslowski	$195,000	$55,250(3)	$250,250

Notes:

(1)	All amounts are stated in US dollars.

(2)	One twelfth of the annual base salary plus one half of the annual bonus compensation.

(3)	One twelfth of the annual base salary plus one half of the annual bonus compensation.

Till does not believe that there will be a Triggering Event for the foregoing NEOs and, as such, no change of control payments are expected to be made.

MANAGEMENT CONTRACTS

Other than as disclosed elsewhere in this Circular, no management functions of Till are to any substantial degree performed by a person or company other than the directors or NEOs of Till.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

Till does not have any share-based awards held by a NEO. The following table sets forth the outstanding option-based awards held by the NEOs of Till as of December 31, 2014:

	Option-Based Awards
Name(1)	Number of securities underlying unexercised options	Option exercise price ($)(2)	Option expiration date
William A. Lupien, Interim CEO, Director, and CIO	33,000	$10.00	August 22, 2019

Timothy P. Leybold, CFO	2,000	$33.00	December 11, 2017
	1,250	$10.00	February 5, 2019
	25,750	$10.00	August 22, 2019
Michael Maslowski, Director of Operations	2,000	$50.00	April 13, 2016
	750	$50.00	June 7, 2016
	2,000	$50.00	November 22, 2016
	1,000	$50.00	April 4, 2017
	1,000	$33.00	December 11, 2017
	800	$14.00	February 5, 2019
	5,000	$10.00	August 22, 2019
Janet Lee-Sheriff, (3) Former Executive Vice President	650	$50.00	December 9, 2015
	600	$50.00	April 13, 2016
	850	$50.00	June 7, 2016
	450	$50.00	November 22, 2016
	500	$60.00	April 4, 2017
	750	$33.00	December 11, 2017
	1,000	$14.00	February 5, 2019
	6,000	$10.00	August 22, 2019

Notes:

(1)

John T. (Terry) Rickard became an officer of Till Management Company, a wholly-owned subsidiary, on June 22, 2015, and, accordingly, he has been omitted from this table. Mr. Rickard was appointed as a director of Till as of July 31, 2015.

(2)

"In-the-Money Options" means the excess of the market value of the Shares on December 31, 2014 over the exercise price of the options. The closing market price of the Shares on the TSX-V on December 31, 2014 was $7.96.

(3)	Janet Lee-Sheriff resigned from Till effective July 31, 2015. If not exercised, the options will expire 90 days from the resignation date.

(4)	William M. Sheriff resigned as CEO, Chairman, and a Director of Till on September 1, 2015 and, concurrent therewith, agreed to forfeit his Till option-based awards.

Incentive Plan Awards – Value Vested or Earned

There was no value vested or earned by any NEO for the outstanding option-based awards during the ten-month period ended December 31, 2014.

AUDIT COMMITTEE

NI 52-110 provides that the Audit Committee must, at a minimum consist of three independent Board members.

Audit Committee Charter

Till's Audit Committee Charter is attached hereto as Exhibit "A".

Composition of the Audit Committee and Independence

Till's current Audit Committee consists of Alan S. Danson, Wayne Kauth, and Roger M. Loeb.

NI 52-110 provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with Till that could, in the view of the Board, reasonably interfere with the exercise of the member's independent judgment. All of Till's current Audit Committee members are considered to be "independent" within the meaning of NI 52-110.

NI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Till's financial statements. All of the members of the Audit Committee are "financially literate" as that term is defined. The following section of this Circular sets forth each Audit Committee member’s education and experience that is relevant to the performance of his responsibilities as an Audit Committee member.

Relevant Education and Experience

All members of the Audit Committee have:

  An understanding of the accounting principles used by Till to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals, and reserves.

  Experience preparing, auditing, analyzing, or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Till's financial statements, or experience actively supervising individuals engaged in such activities.

  An understanding of internal controls and procedures for financial reporting.

The relevant education and/or experience of each member of the Audit Committee is described herein in the section entitled ELECTION OF DIRECTORS - Relevant Education and Experience.

Audit Committee Oversight

During the ten-month period ended December 31, 2014, the Audit Committee did not make any recommendations to nominate or compensate an external auditor that were not adopted by the Board.

Reliance on Certain Exemptions

During the ten-month period ended December 31, 2014, Till has not relied on the following exemptions permitted in NI 52-110:

  The exemption in Section 2.4 (De Minimis Non-audit Services).

  The exemption in Subsection 6.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer).

  The exemption in Subsection 6.1(5) (Events Outside Control of Member).

  The exemption in Subsection 6.1(6) (Death, Incapacity, or Resignation).

  The exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

APPOINTMENT OF AUDITOR

Auditor

The Board intends to nominate KPMG, located at 4 Par-la-Ville Road, Hamilton, HM 08, Bermuda, for appointment as auditor of Till. KPMG was initially appointed as Till’s auditor on January 15, 2014.

Financial Statements

The audited financial statements of Till for the year ended February 28, 2014 and the ten-month period ended December 31, 2014, together with the auditor's reports thereon, and management discussion and analysis will be presented to the shareholders at the Meeting. Copies of those documents are also available on Till’s website www.tillcap.com.

Pre-Approval Policies and Procedures

Prior to any engagement of auditors for non-audit services, the Audit Committee reviews any such engagement proposal.

Audit Fees

The following table sets forth the fees paid by Till and its subsidiaries to PwC for services provided in the last two years ended February 28, 2014 and to KPMG, for services provided for the ten-month period ended December 31, 2014. These amounts have been approved by the Board.

Item	Period/Years Ended
	December 31 2014 ($) KPMG	February 28 2014 ($)(5) PwC	February 28 2013 ($)(5) PwC
Audit fees(1)	$169,508	$87,420	$52,829
Audit related fees(2)	Nil	$17,588	$67,200
Tax fees(3)	$60,396	$13,270	Nil
All other fees(4)	$105,548	$92,241	$3,585
Total	$335,452	$210,519	$123,614

Notes:

(1)	"Audit fees" include aggregate fees billed to Till for external audit services.

(2)

"Audited related fees" include the aggregate fees billed for assurance and related services by Till's external auditor that are reasonably related to the performance of the audit or review of Till's financial statements and are not reported under "Audit fees" above.

(3)

"Tax fees" include the aggregate fees billed for professional services provided by Till's external auditor for tax compliance, tax advice, and tax planning, including assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)

"All other fees" include the aggregate fees billed for services provided by Till's external auditor, other than the "Audit fees," "Audit related fees," and "Tax fees" included in the foregoing table. The services provided include due diligence assistance and accounting consultations on proposed transactions.

(5)	These fees are for services provided by PwC to AMB prior to the Arrangement.

The Board of Directors recommends that you vote “FOR” the re-appointment of KPMG Audit Limited, Charter Accountants in Item 4 of the “Particulars of Matters to be Acted On.”

Exemption in Section 6.1 of NI 52-110

As defined in NI 52-110, Till is a "venture issuer" and is relying on the exemption in section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee, and 5 Reporting Obligations).

STOCK OPTION PLAN

Till believes that encouraging its directors, executives, and employees to become shareholders is a means of further aligning their interests with those of its shareholders. Equity participation is partially accomplished through the Stock Option Plan. Stock options are granted to senior executives taking into consideration a number of factors, including the amount and term of options previously granted, base salary, bonuses, and Till's operational goals and objectives. Options are generally granted to senior executives and vest on terms recommended by the Compensation Committee, subject to consideration and approval by the Board.

Till currently has a Stock Option Plan in effect, the purpose of which is to further advance the interests of Till and its shareholders so that (a) the interests of directors, officers, employees, and consultants are aligned with the success of Till, (b) stock ownership by such persons is encouraged, and (c) compensation opportunities exist to attract, retain, and motivate such persons. The Stock Option Plan provides optionees with the opportunity through the exercise of options to acquire an ownership interest in Till.

The Stock Option Plan is administered by the Compensation Committee that determines, from time to time, the eligibility of persons recommended to participate in the Stock Option Plan, and recommends to the Board when options will be granted, the number of Shares subject to each option, the exercise price of each option, the expiration date of each option and the vesting period for each option, in each case in accordance with applicable securities laws and stock exchange requirements.

It is not Till's practice to grant stock options to existing executive officers on an annual basis, but grants of stock options, if any, will be dependent on Till’s circumstances and the contributions of the individual. Previous grants of options are taken into account when considering new grants as part of Till's plan to achieve its objective of retaining and rewarding key personnel.

The following is a summary of the material terms of the Stock Option Plan:

Eligible Optionees. Under the Stock Option Plan, Till can grant options to directors, officers, employees, and consultants of Till.

Number of Shares Reserved. The number of Shares that may be issued pursuant to options granted under the Stock Option Plan may not exceed 10% of the issued and outstanding Shares at the date of the grant of options.

Number of Shares Held by a Consultant. The maximum number of Shares that may be issued pursuant to options granted to a consultant under the Stock Option Plan is limited to an amount equal to 2% of the then issued and outstanding Shares (on a non-diluted basis) in any 12-month period.

Number of Shares Held by Persons Performing Investor Relations. The maximum number of Shares that may be issued pursuant to options granted to all persons in aggregate who are employed to perform investor relations activities is limited to an amount equal to 2% of the then-issued and outstanding Shares (on a non-diluted basis) in any 12-month period, provided that such Options vest in stages over a 12-month period with no more than ¼ of the Options vesting in any three-month period.

Maximum Term of Options. The term of any options granted under the Stock Option Plan is fixed by the Board and may not exceed five years from the date of grant.

Exercise Price. The exercise price of options granted under the Stock Option Plan is determined by the Board, but may not be less than the closing price of the Shares on the TSX-V on the trading day immediately preceding the award date.

Vesting Provisions. Options granted under the Stock Option Plan are subject to the vesting provisions as determined by the Board.

Termination. Any options granted pursuant to the Stock Option Plan will terminate within 90 days of the option holder ceasing to act as a director, officer, or employee of Till, unless such cessation is on account of death or if the TSX-V has approved an extension. If such cessation is on account of death, the options terminate on the first anniversary of such cessation. Directors or officers who are terminated for failing to meet the qualification requirements of corporate legislation, removed by resolution of the shareholders, or removed by order of a securities commission or a stock exchange will have their options terminated immediately. Employees or consultants who are terminated for cause or breach of contract, or by order of a securities commission or the TSX-V, will have their options terminated immediately.

Transferability. The options granted are non-assignable and non-transferable.

Amendments. Any substantive amendments to the Stock Option Plan will be subject to Till first obtaining the approvals, if required, of (a) the shareholders or disinterested shareholders, as the case may be, of Till at a general meeting where required by the rules and policies of any stock Exchange on which the Shares may then be listed for trading, and (b) any stock exchange on which the Shares may then be listed for trading.

Administration. The Stock Option Plan is administered by such director, senior officer, or employee as may be designated by the Board.

Board Discretion. The Stock Option Plan provides that the number of Shares subject to each option, the exercise price, the expiry time, and the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such options will be determined by the Board.

Shareholders are being asked to approve of the Stock Option Plan that was initially approved by shareholders on March 28, 2014 and formally adopted by Till on April 17, 2014. There have been no changes to the Stock Option Plan since it was adopted. The Stock Option Plan is subject to approval by the TSX-V.

In accordance with the policies of the TSX-V, a plan with a rolling 10% maximum must be confirmed by shareholders at each annual general meeting.

The Board of Directors recommends that you vote “FOR” the approval of Till’s Stock Option Plan in Item 5 of the “Particulars of Matter to be Acted On.”

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth those securities of Till that have been authorized for issuance under equity compensation plans, as at February 28, 2014 and December 31, 2014:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
	Options	Warrants	Options	Warrants
Equity compensation plans approved by the securityholders	225,900(1)	176,500(1)	$10.00(1)	$9.47(1)	49,055(1)
	30,500(2)	3,000(2)	$19.00(2)	$36.00(2)	42,736(2)
Equity compensation plans not approved by the securityholders	N/A(1)	N/A(1)	N/A(1)	N/A(1)	N/A(1)
	N/A(2)	N/A(2)	N/A(2)	N/A(2)	N/A(2)
Total	225,900(1)	176,500(1)	$10.00(1)	$9.47(1)	49,055(1)
	30,500(2)	3,000(2)	$19.00(2)	$36.00(2)	42,736(2)

Notes:

(1)	On June 4, 2014, Till announced the change of its year end from February 28 to December 31. Information reported on this line is for the ten-month period ended December 31, 2014.

(2)

Information reported on this line is for the year ended February 28, 2014. All share amounts presented have been adjusted for the exchange of Shares whereby shareholders of AMB received 0.01 of Shares of Till in exchange for each AMB share held.

PENSION BENEFITS

Till does not have a pension plan that provides for payments in connection with retirement.

PERQUISITES AND OTHER PERSONAL BENEFITS

In general, Till's NEOs are not entitled to significant perquisites or other personal benefits not offered to Till's other employees.

AMENDMENTS TO THE BYE-LAWS

Bye-law 21,3(a) currently provides that notice must be provided by a nominating shareholder of a person for election to the Board to the secretary of Till at the registered office “in the case of an annual general meeting, not later than the close of business on the 30th day and not earlier than the opening of business on the 65th day before the date of the meeting.” The Board proposes to amend Bye-law 21.3(a) to remove the 65 day upper limit so that this provision shall now read “in the case of an annual general meeting, not later than the close of business on the 30th day before the date of the meeting.” This proposed change provides additional flexibility for shareholder nominations to the Board and is in line with Till’s commitment to ensure that it has the confidence and support of Till’s shareholders.

Bye-law 4.1 incorrectly presents the par value of the Shares as US$0.0001; the correct par value of the Shares is US$0.001. Therefore, the Board proposes to amend Bye-law 4.1 to replace the “US$0.0001” with the correct par value of “USD$0.001”.

The Bye-law Amendments are special resolutions that require approval of an affirmative vote of not less than 66.67% of the votes cast by the shareholders voting on such resolutions at the Meeting.

Shareholders are being asked to approve the two Bye-law Amendments that were adopted by the Board on July 24, 2015.

The Board of Directors recommends that you vote “FOR” the Approval of the two Bye-law Amendments in Item 6 of the “Particulars of Matters to be Acted On.”

ADDITIONAL INFORMATION

Additional information relating to Till may be found on SEDAR at www.sedar.com. Financial information about Till is provided in Till's comparative audited financial statements as of and for the period ended December 31, 2014, a copy of which, together with management's discussion and analysis thereon, can be found on Till's SEDAR profile at www.sedar.com. Additional financial information concerning Till may be obtained by any Till shareholder free of charge by contacting Till at (208) 635-5415 or info@tillcap.com.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the Directors of Till.

DATED at Hayden, Idaho, as of the 1st day of September 2015.

ON BEHALF OF THE BOARD

Alan S. Danson,
Non-Executive Chairman

EXHIBIT "A" - AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE CHARTER
OF THE
BOARD OF DIRECTORS
OF
TILL CAPITAL LTD. (THE “COMPANY”)

The Audit Committee (the “Committee”) of the Company’s Board of Directors (“the Board”) shall be a standing committee of the Board and is responsible for assisting the Board in discharging its oversight responsibilities with respect to the following:

  The integrity of the Company’s financial statements.

  The Company’s compliance with legal and regulatory requirements.

  Understanding of the Company’s accounting and financial reporting process.

  The assessment of the independent auditors’ qualifications, independence, and performance of the financial statement audits.

  Such other matters as are enumerated herein in this Charter.

COMMITTEE COMPOSITION, STRUCTURE, AND OPERATION

1.

The Committee shall be comprised of not less than three (3) Directors appointed annually by the Board, in consideration of the recommendation of the Nominating and Governance Committee. Committee members shall be appointed or reappointed at the meeting of the Board, following the Annual General Meeting of shareholders (the “AGM”), and, in the normal course of business, each Committee member will be reappointed to the Committee annually. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed, or ceases to be a director. The Board may fill a vacancy that occurs in the Committee at any time.

2.

All members of the Committee shall be independent under applicable securities laws and regulations and the rules of each exchange on which the Company’s securities are listed (the “Listing Requirements”).

3.

At the Board meeting held following the AGM, the Board shall, in consideration of the Nominating and Governance Committee recommendation, select one of the Committee members as the Chair of the Committee. The Committee Chair shall not be a former officer of the Company and shall serve as the liaison between the Committee and Management.

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4.

No Committee member shall have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years. No Committee member may accept any consulting, advisory, or compensatory fee from the Company other than for Board and Committee service, and he or she may not be an employee of an affiliate of the Company.

5.

All members of the Committee will be financially literate, as defined by the Listing Requirements. If, upon appointment, a member of the Committee is not deemed financially literate as required, the person will be provided a three-month period in which to achieve the required level of literacy. In general, for the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

At least one member of the Committee must be an “audit committee financial expert’ as defined by the applicable Listing Requirements.

6.

The Committee shall meet at least quarterly, provided that due notice is given and a majority of the members is present. Where an in-person meeting is not possible, resolutions in writing that are signed by all members of the Committee are as valid as if they had been passed at a duly held in-person meeting. The frequency and nature of the meeting agendas are dependent on business matters and affairs that the Company faces from time to time.

7.

The Committee shall (a) report to the Board on its activities after each of its meetings, and (b) review and assess the adequacy of this Charter annually and, when appropriate, recommend changes to the Board for approval. The Committee shall also undertake and review with the Board an annual performance evaluation of the Committee members.

SPECIFIC DUTIES

1.	External Audit Firm:

  The Committee shall take such steps as it considers necessary to satisfy itself that the Audit Firm is independent.

  The Committee shall recommend to the Board, for approval by the Company’s shareholders, the retention of the registered public accounting firm (the “Audit Firm”) for the purpose of preparing or issuing an Auditor’s Report or performing other audit, review, or attest services for the Company.

  The Committee shall review and approve the terms of engagement of the Audit Firm. The Audit Firm shall report directly to the Committee.

  The Committee shall pre-approve all permitted non-audit engagements with the Audit Firm, subject to the de minimus exception for non-audit services as may be set forth by the Listing Requirements.

  The Committee shall review with Management and the Audit Firm any problems or difficulties encountered in the course of the audit work, including any restrictions on the scope of the audit activities or requested information, and Management’s response

3

  thereto. The Committee shall oversee the resolution of all disagreements between the Audit Firm and Management with respect to the Company’s financial reporting, including disclosures.

  The Committee shall require the Audit Firm to provide it with timely reports of:

  Critical accounting policies and practices to be used.

  Alternative treatments of financial information within relevant accounting principles that have been discussed with Management, including the managements of any and all subsidiaries, ramifications of the use of such alternatives, and the treatment preferred by the Audit Firm.

  Material written communications between the Audit Firm and Management, including the managements of any and all subsidiaries, such as management letters and schedules of unadjusted differences.

  The Committee shall evaluate the work of the Audit Firm, including the resolution of disagreements between Management and the Audit Firm, and the resolution thereof.

  The Committee has the authority to communicate and meet directly with the Audit Firm without Management involvement. That authority extends to requiring the Audit Firm to report directly to the Committee.

  The Committee shall review and approve the Company’s hiring policies with respect to the current and former partners and employees of any current or former Audit Firm of the Company.

  The Company shall be responsible for the payment of compensation to the Audit Firm.

2.	Financial Statements and Disclosures:

  The Committee shall review and discuss the annual audited financial statements and quarterly financial statements with Management and, as applicable, the Audit Firm, including disclosures set forth in the “Management Discussion and Analysis”, as well as other matters required to be communicated to the Committee by Management or the Audit Firm under general accepted auditing standards and the Company Bye-laws, Corporate Governance Guidelines, the Listing Requirements, and other applicable laws or regulations (“Governing Rules”).

  The Committee shall review the Auditor’s Report, if any, prepared in relation to the Company’s financial statements. The Committee shall also review the Auditor’s Report, if any, prepared in relation to the financial statements of the Company’s subsidiary companies.

  The Committee shall review and discuss with Management the Company’s annual and interim earnings press releases and review the type and presentation of information to be included therein as well as financial information provided to analysts and rating agencies, if any.

  At least annually and otherwise as deemed necessary and appropriate, the Committee shall review and discuss with Management and the Audit Firm:

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o

The adequacy of the Company’s internal controls and, in particular, the procedures that are in place for the preparation and review of the Company’s financial information presented for public disclosure and the preparation of the Company’s financial statements. The Committee shall also review and discuss with the Audit Firm any reports on the Company’s internal controls, including any deficiencies noted by the Audit Firm and Management’s responses related thereto.

o

Any major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, analyses prepared by Management or the Audit Firm related to significant financial reporting issues and judgements, off- balance sheet structures, and the effect of regulatory and accounting initiatives on the Company’s financial statements.

o	Reports from Management with respect to the principal risks that could impact the Company’s financial reporting.

o	All major transactions, e.g., acquisitions, divestitures, and capital raising.

3.	Related Party Transactions. The Committee shall review with Management all related party transactions.

4.	Whistleblower Allegations. The Committee shall establish procedures for:

  The receipt, retention, and treatment of alleged improprieties received by the Company regarding accounting, internal accounting controls, or auditing matters.

  The confidential and/or anonymous submission by employees of the Company or third parties with respect to alleged improprieties as regards to financial reporting and other operational matters.

5.

Advisors. The Committee shall have the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties, and the Committee will set the compensation for such advisors. The costs for such advisors shall be paid by the Company.

6.

Minutes. The Committee shall maintain minutes of each meeting of the Committee, to be prepared by a person designated by the Chair as the secretary of such meeting, which minutes shall be submitted for approval by the Committee. All minutes are to be filed with the Company’s records. All minutes are to be made available to the Board.

7.

Other Matters. The Committee shall review and report to the Board as to its concurrence with the disclosure required by Form 52-110F1 or any Listing Regulation in any management information circular, annual report, or annual information form prepared by the Company, as applicable.

8.	Delegated Powers. The Committee shall have such other powers and duties as delegated to it by the Board.

Adopted by the Board of Directors of Till Capital Ltd. on August 25, 2015.